JOSEPH M. MANNON SHAREHOLDER +1 312 609 7883 jmannon@vedderprice.com	222 North LaSalle Street Chicago, Illinois 60601 T: +1 312 609 7500 F: +1 312 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

July 12, 2016

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Attn:	Ms. Sumeera Younis

Senior Counsel

Re:	RMB Investors Trust (formerly Burnham Investors Trust) (the “Registrant”); File No. 811-00994

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on June 28, 2016 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed on June 23, 2016 (the “Preliminary Proxy Statement”). Any terms not defined herein have the same meanings as given to them in the Preliminary Proxy Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing a revised preliminary proxy statement on Schedule 14A concurrently herewith to address the comments of the staff.

General

(1)	Comment: In the answer to the Q&A titled “Why am I receiving this proxy statement?” please clarify whether the “Effective Date” applies. Consider using a more descriptive term than “Effective Date.”

Response: The requested change was made.

(2)	Comment: In the answer to the Q&A titled “Why are the New Agreements being voted on?” please provide a brief explanation why the Trust is not renewing the agreement with Burnham. Alternatively, please provide this answer in the form of a separate Q&A.

Response: The requested change was made.

U.S. Securities and Exchange Commission

July 12, 2016

(3)	Comment: Consider adding a separate Q&A describing “Who is Mendon?”

Response: Since Mendon has served as the sub-adviser since the inception of each of the Mendon Funds, the Registrant did not believe additional disclosure was necessary.

(4)	Comment: In the answer to the Q&A titled “What is RMB’s experience in managing large cap funds such as the RMB fund (formerly Burnham Fund)?” please confirm whether the $1.2 billion in equity assets are entirely in large cap strategies. If the $1.2 billion are not exclusively in large cap strategies, please consider the relevance of the disclosure.

Response: The disclosure has been revised to include only the assets related to RMB’s large cap strategies.

(5)	Comment: In the answer to the Q&A titled “Who will serve as the portfolio manager of the RMB Fund (formerly Burnham Fund)?” please clarify the “such as” clause in the sentence “Mr. Griesbach has 19 years of experience managing large cap stock portfolios, such as the RMB Fund (formerly known as the Burnham Fund), and is a Chartered Financial Analyst.”

Response: The requested change as been made.

(6)	Comment: Please include “Important Notice Regarding Availability of Proxy Materials” in the proxy cards. Please list the materials available on the website in the Preliminary Proxy Statement.

Response: The requested change has been made.

(7)	Comment: Please identify any other mutual funds managed by RMB and RMB’s compensation for managing those funds.

Response: RMB does not manage any other mutual funds.

(8)	Comment: “At the time” in the following sentence should also include the Current Expense Limitation Agreement. “Pursuant to RMB’s expense limitation agreement, any waivers and reimbursements made by the Adviser to the Fund are subject to recoupment by the Adviser within three years provided the Fund is able to effect repayment and remain in compliance with the expense limitation in effect currently or at the time the fees were waived or reimbursed.”

Response: The requested change has been made.

U.S. Securities and Exchange Commission

July 12, 2016

(9)	Comment: Please confirm that the Current Sub-Advisory Agreements expire on expiry of the Current Advisory Agreement.

Response: Confirmed.

(10)	Comment: In the discussion of the Board Approval and Recommendation of the Proposals, please provide the full name of Mr. Burnham and his relationship to the Funds.

Response: The requested change was made.

(11)	Comment: Please consider providing more prominent discussion of the change in investment adviser earlier in the proxy statement.

Response: The Registrant added additional disclosure as follows:

o	Under “Important Information for Fund Shareholders,” we have inserted the following:

Q. Why has the Board determined to change investment advisers?

A. The Board determined that it was in the best interests of the Funds and their shareholders to appoint RMB to replace Burnham as investment adviser to the Funds based on a full review of factors it considered relevant, in particular (i) the fact that RMB already had a successful business relationship with Mendon and would continue to retain Mendon as the sub-adviser for the Mendon Funds; (ii) assurances from RMB that it would manage the RMB Fund (formerly, the Burnham Fund) in accordance with its investment objectives and policies as disclosed to shareholders and would employ an experienced portfolio manager in managing the Fund; and (iii) RMB’s strong financial position and excellent compliance record. For a discussion of the factors considered by the Board, see below under “Board Approval and Recommendation of the Proposals.”

The Board determined that replacement of Burnham as investment adviser was in the best interests of the Funds and their shareholders because of concerns with respect to, among other matters, Burnham’s financial condition, regulatory matters related to affiliated persons of Burnham, and the succession planning for Jon M. Burnham, the portfolio manager for the RMB Fund (formerly, the Burnham Fund). Each of these matters is discussed below under “Board Approval and Recommendation of the Proposals—Non-renewal of the Current Agreements.”

U.S. Securities and Exchange Commission

July 12, 2016

o	Under “Proposal 1—Background,” we have inserted the following:

The Board determined not to renew the Current Agreements with Burnham and to enter into the New Agreements with RMB because of concerns with respect to, among other matters, Burnham’s financial condition, regulatory matters related to affiliated persons of Burnham, and the succession planning for Jon M. Burnham, the portfolio manager for the RMB Fund (formerly, the Burnham Fund). Each of these matters is discussed below under “Board Approval and Recommendation of the Proposals—Non-renewal of the Current Agreements.” For a discussion of the factors considered by the Board in selecting RMB as the investment adviser to the Funds, see below under “Board Approval and Recommendation of the Proposals.”

(12)	Comment: In the discussion of the investment performance, please clarify what the “RMB Fund” composite is made of and whether RMB serves as the adviser of other mutual funds which are managed similar to the composite.

Response: The disclosure was revised to note that the composite is a large cap dividend growth composite. RMB does not serve as the adviser to other mutual funds similar to the composite.

(13)	Comment: With respect to the discussion of the economies of scale, please clarify what consideration the Trustees evaluated when it determined that it was not “necessary to consider whether fee levels reflect economies of scale for the benefit of Fund investors.”

Response: The Trustees considered that the assets of the Funds have historically been relatively small. As a general matter, a complex must first reach a size at which scaled economies can be achieved, before it becomes appropriate to adjust fees, for example through breakpoints, to permit shareholders to benefit from these economies. The Trustees had considered that at current asset levels, no economies of scale were being achieved, and in fact, the Funds were to some degree experiencing diseconomies of scale. We have revised the language to clarify this point.

(14)	Comment: Please consider providing a separate heading for Mendon the decision to approve a New Sub-Advisory Agreement.

Response: We have considered various alternatives to the presentation, but determined that because of the interconnectedness of the decisions, the Board Considerations on Proposals 1 and 2 were most clearly presented in a single section. We have revised the formatting, however, and the table of contents to distinguish the discussion of the Advisory Agreements and Sub-Advisory Agreements.

U.S. Securities and Exchange Commission

July 12, 2016

(15)	Comment: Please change the term “Current Advisory Contract” to the correct defined term.

Response: We have made the requested change.

(16)	Comment: In the discussion of the non-renewal of the Current Agreements, please clarify what “other matters” the Trustees considered relevant to their considerations of renewal of the Current Advisory Agreement pursuant to Section 15(c).

Response: The matters material to the Board’s decision have been disclosed in the section. The Board met on numerous occasions prior to arriving at a decision not to renew the Current Agreements and various matters and considerations were discussed and were of varying weight to different Trustees. We do not believe it is material to shareholders to review each of those matters. The matters that we have determined to be material and have disclosed are of sufficient gravity to make clear why the Board arrived at its decision—specifically, (i) Burnham’s financial condition; (ii) certain regulatory issues with BSI, which had served as the Funds’ distributor until February 2016; (iii) succession planning for Jon M. Burnham, the portfolio manager for the RMB Fund (formerly Burnham Fund) and the recent poor performance of the RMB Fund (formerly Burnham Fund); (iv) apparent breach of certain prior conditions the Board had imposed in connection with its prior the approvals of the Current Advisory Agreement; and (v) allegations against senior management and former affiliated persons of Burnham contained in complaints filed by the U.S. Attorney for the Southern District of New York and the SEC.

(17)	Comment: With respect to principal holders, confirm that the associates of the Trustees and officers do not own more than 1% of the outstanding shares.

Response: We have confirmed that the associates of the Trustees and officers do not own more than 1% of the outstanding Shares of each class of each Funds. We have added language to the proxy statement to address this comment.

(18)	Comment: Please close the open parenthetical on the proxy card.

Response: We have made the requested change.

U.S. Securities and Exchange Commission

July 12, 2016

(19)	Comment: Please add proposal number 1 to the proxy card.

Response: We have made the requested change.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7883.

Very truly yours,

/s/ Joseph M. Mannon

Joseph M. Mannon
Shareholder